May 1, 2026

Via EDGAR

Ms. Stephany Yang and Mr. Andrew Blume

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Kimberly-Clark Corporation

Form 10-K for the Year Ended December 31, 2025

Filed February 12, 2026

File No. 001-00225

Dear Ms. Yang and Mr. Blume:

The following is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated April 27, 2026 pertaining to the Form 10-K for the fiscal year ended December 31, 2025 of Kimberly-Clark Corporation (the “Company”) filed on February 12, 2026 (the “Form 10-K”). The Staff’s comments are repeated below (in bold-italics type) with the Company’s response following (in regular type).

Form 10-K for the Year Ended December 31, 2025 Filed February 12, 2026

Notes to the Consolidated Financial Statements

Note 1. Accounting Policies

Revenue Recognition, page 49

1.	Your revenue recognition disclosure appears to refer to terminology and recognition principles in ASC 605. Please revise future filings to ensure your disclosures appropriately address the guidance in ASC 606.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosure in future filings, commencing with the Form 10-K for the fiscal year ending December 31, 2026, to better address the guidance in ASC 606. By way of illustration, the Company provides the below example as if this disclosure had been included in the Form 10-K.

Revenue Recognition

Our revenue contracts typically consist of a single performance obligation to sell our products to customers. Revenue is recognized at a single point in time when control over the products transfers to the customer, which occurs upon shipment or delivery of the products depending on the contractual shipping terms.

Ms. Stephany Yang and Mr. Andrew Blume	Page 2
United States Securities and Exchange Commission

Revenue is reported net of trade and consumer promotions, returns, discounts, and rebates and excludes taxes collected by the Company on behalf of governmental authorities. We account for shipping and handling as fulfillment activities with related revenues recorded within Net sales and costs recorded within Cost of products sold.

Trade and consumer promotions, mainly comprised of customer pricing allowances, merchandising funds and consumer coupons, as well as discounts, rebates and sales returns, are accounted for as variable consideration and are recorded as a reduction in revenue in the same period as the related sale is recognized. Promotion and rebate accruals are based on the estimated sales volumes for the incentive period and also consider the estimated number of consumer coupons that will be redeemed. We review and adjust these estimates at least quarterly based on actuals and other information. The related liability is recognized within Accrued expenses and other current liabilities on the Consolidated Balance Sheets.

2.	Pursuant to ASC 280-10-50-41(b), please disclose entity-wide information concerning long-lived assets by geographic area in future filings.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s long-lived assets consist of Property, plant, and equipment, net (“PP&E”) and that the Company disclosed the total amount of our PP&E globally ($6,775 million) and the total amount of our PP&E for the United States, our country of domicile ($4.9 billion), in Note 17 – Supplementary Data on page 83 of the Form 10-K. Historically, we have determined that our long-lived assets for any individual country outside of the United States are not material.

The Company advises the Staff that it will revise its disclosure in future filings, commencing with the Form 10-K for the fiscal year ending December 31, 2026, to provide this information more explicitly in tabular format. By way of illustration, the Company provides the below example as if this disclosure had been included in the Form 10-K.

	December 31
	2025	2024
Long-lived Assets by Geography
United States	$4,851	$4,361
International	1,924	1,923
Total Long-lived Assets(a)	$6,775	$6,284

(a) Long-lived assets consist of Property, plant and equipment, net.

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Ms. Stephany Yang and Mr. Andrew Blume	Page 3
United States Securities and Exchange Commission

If you have any questions pertaining to the foregoing, please feel free to contact me at (972) 281-1474.

Sincerely,

/s/ Nelson Urdaneta

Nelson Urdaneta
Senior Vice President and Chief Financial Officer